EXHIBIT 99.1

Mag Silver Announces Filing of  Preliminary Base Shelf Prospectus

VANCOUVER, British Columbia, May 14, 2024 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG”, or the “Company”) today announced that it has filed a preliminary short form base shelf prospectus (the “Preliminary Shelf Prospectus”) with the securities commissions in all of the provinces and territories of Canada. A corresponding registration statement on Form F-10 will be filed with the United States Securities and Exchange Commission (the “SEC”) under the United States Securities Act of 1933, as amended and the U.S./Canada Multijurisdictional Disclosure System (the “Registration Statement”) at the time of filing of the final short form base shelf prospectus (the “Final Shelf Prospectus” and, together with the Preliminary Shelf Prospectus, the “Prospectus”).

Upon the issuance of a receipt for the Final Shelf Prospectus and the filing of the Registration Statement with the SEC, the Company will be permitted to offer up to U.S.$250 million of common shares, preferred shares, debt securities, subscription receipts, units and warrants or any combination thereof (collectively, the “Securities”) during the 25-month period that the Prospectus is effective. The specific terms of any offering of Securities, including the use of proceeds from any offering, will be set forth in a shelf prospectus supplement.

Securities may be offered under the Prospectus (and corresponding Registration Statement) separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and as set forth in an applicable prospectus supplement. No Securities may be sold, nor may offers to buy be accepted, prior to the time a receipt for the Final Shelf Prospectus has been issued and the Registration Statement has been filed with the SEC.

Copies of the Preliminary Shelf Prospectus may be obtained on request without charge from the Company at 770 – 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6, telephone (604) 630-1399 and can be found under the Company’s SEDAR+ profile at www.sedarplus.com. Once filed, a copy of the Registration Statement will be available on EDGAR at www.sec.gov.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these Securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About MAG Silver Corp.

MAG Silver Corp. is a growth-oriented Canadian exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is emerging as a top-tier primary silver mining company through its (44%) joint venture interest in the 4,000 tonnes per day Juanicipio Mine, operated by Fresnillo plc (56%). The mine is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where in addition to underground mine production and processing of high-grade mineralised material, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the 100% earn-in Deer Trail Project in Utah and the 100% owned Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

Cautionary Note Regarding Forward-Looking Statements

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements in this news release include, but are not limited to: the filing of and receipt of the Final Shelf Prospectus and the filing of the corresponding Registration Statement; the filing and effectiveness of any potential prospectus supplement; the Company undertaking any offering of Securities under the Final Shelf Prospectus and corresponding Registration Statement, including the amount and terms of any Securities to be offered; the use of proceeds of any offering of Securities. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements identified herein include, but are not limited to, changes in applicable laws, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including those risks disclosed in MAG Silver’s filings with the SEC and Canadian securities regulators. All forward-looking statements contained herein are made as at the date hereof and MAG Silver undertakes no obligation to update the forward-looking statements contained herein. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

The annual information form of the Company dated March 27, 2024 and other documents filed by it from time to time with securities regulatory authorities describe in greater detail the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available under our profile on SEDAR+ at www.sedarplus.ca.

Please Note: Investors are urged to consider closely the disclosures in MAG’s annual and quarterly reports and other public filings, accessible through the Internet at www.sedarplus.ca and www.sec.gov.

LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, Vice President, Investor Relations and Communications

Phone: (604) 630-1399
Toll Free: (866) 630-1399
Email: info@magsilver.com